FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of August 2008

Commission File Number: 001-32689

SUNTECH POWER HOLDINGS CO., LTD.
(Translation of registrant’s name into English)
17-6 Changjiang South Road
New District, Wuxi
Jiangsu Province 214028
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                              Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                              No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-           N/A

SUNTECH POWER HOLDINGS CO., LTD.
Form 6-K

Page
Signature	3
Exhibit 99.1 — Press Release	4

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNTECH POWER HOLDINGS CO., LTD.
	By:	/s/ Zhengrong Shi
	Name:	Zhengrong Shi
Date: August 20, 2008	Title:	Chairman and Chief Executive Officer

Exhibit 99.1
Suntech Reports Second Quarter 2008 Financial Results
San Francisco, California and Wuxi, China, August 20, 2008 — Suntech Power Holdings Co., Ltd. (NYSE: STP), one of the world’s leading manufacturers of photovoltaic (PV) cells and modules, today announced second quarter 2008 financial results.
Second Quarter 2008 Highlights1
•	Second quarter 2008 total net revenues grew 51.3% year-over-year to $480.2 million.
•	Consolidated gross margin increased to 24.1% for the second quarter 2008 compared to 20.3% for the second quarter 2007. Non-GAAP[2] gross margin reached 24.7% for the second quarter 2008, compared with 21.1% for the second quarter 2007.
•	Net income for the second quarter 2008 was $65.2 million or $0.38 per diluted American Depository Share (ADS). On a non-GAAP basis, Suntech’s net income for the second quarter 2008 was $71.3 million or $0.41 per diluted ADS. Each ADS represents one ordinary share.
•	Suntech’s PV cell production capacity was 660MW at the end of the second quarter 2008. The Company is on track to reach 1GW PV cell production capacity by the end of 2008.
•	Due to robust demand coupled with strong execution, Suntech has raised full year 2008 revenue guidance from a range of $1.9 billion to $2.1 billion to a range of $2.05 billion to $2.15 billion. Suntech also increased full year 2008 PV product shipment target from 530MW to approximately 550MW.
“A healthy demand environment and smooth execution led to strong revenue growth in the second quarter,” said Dr. Zhengrong Shi, Suntech’s Chairman and CEO. “We are fully booked for the second half of 2008 and expect these excellent demand conditions to continue through 2009. As it stands, we have already signed over 200MW of fixed price, fixed volume sales

[1]	Selected highlights of the Company’s second quarter 2008 results are set forth in the text of the release and should be read together with the detailed financial statements at the end of this release.

[2]	All non-GAAP measures exclude share-based compensation expenses, restructuring expenses and amortization expenses incurred from purchase price allocation related to the acquisitions of MSK Corporation and KSL-Kuttler Automation Systems GmbH. For further details on non-GAAP measures, please refer to the reconciliation table and a detailed discussion of management’s use of non-GAAP information set forth in this press release.

contracts with strong pricing for 2009. We are also in the process of finalizing approximately 500MW of additional sales contracts, which we expect to complete by the end of the third quarter.”
“We also made great strides in silicon procurement during the second quarter. We made a strategic investment in Shunda, finalized investments in Nitol and Glory Silicon, and recently entered into long-term contracts with Wacker-SCHOTT, Crystalox, and ReneSola. We have built a diverse family of silicon suppliers that we believe will lead to greater supply stability and enhance our long term cost competitiveness through a steep declining cost curve. Due to these agreements, we have now secured 900MW of attractively priced silicon for 2009.”
Commenting on Suntech’s new technology initiatives, Dr. Shi said, “Our high efficiency Pluto technology is performing well in evaluation stage. We are on track to have one 30MW Pluto production line fully operational by the end of 2008, and roll out further lines in 2009. In addition, the construction of our thin film plant is progressing smoothly and we expect to initiate trial production by the end of this year. These initiatives will both broaden Suntech’s product portfolio and further differentiate Suntech as a technology leader.”
Recent Business Highlights
Silicon Procurement and Investment
•	Suntech finalized an 18% investment in Glory Silicon and signed a four year silicon wafer supply contract with Glory Silicon from 2009 to 2012.
•	Suntech signed an agreement with ReneSola to purchase approximately 1.5GW of silicon wafers over a nine year period beginning in 2008. In October 2007, Suntech and ReneSola signed a four-year contract for the supply of 510MW of silicon wafers. The new contract provides for additional supply of silicon wafers to Suntech in 2008 and replaces the remaining term of silicon wafers originally contracted for 2009-2011.
•	Suntech recently completed the final round of its $100 million in aggregate purchase of a minority interest in Nitol Solar. Suntech has received initial batches of polysilicon from Nitol Solar and is pleased with the test results. This coincides with the recently announced $50 million equity investment in and $25 million loan to Nitol Solar from IFC (International Finance Corporation), a member of the World Bank Group.
•	Suntech signed an initial six-year silicon wafer supply agreement with PV Crystalox Solar of Oxfordshire, England, for predetermined prices and volumes. Under this agreement, PV Crystalox Solar will supply Suntech with a total of 260MW of silicon wafers from 2008 to 2013.
•	Suntech signed a long term silicon wafer supply agreement with WACKER SCHOTT Solar GmbH, a joint venture of Wacker Chemie AG and SCHOTT Solar GmbH under which WACKER SCHOTT will supply Suntech specified annual volumes of silicon wafers with a total volume of approximately 220MW over the course of the contract.

•	In May 2008, Suntech acquired a minority stake in Shunda Holdings Co. Ltd, a manufacturer of solar wafers based in China, for a total consideration of $101.9 million. In addition, Suntech had entered into a thirteen-year silicon wafer supply agreement with a subsidiary of Shunda Holdings Co. Ltd. Under the terms of the agreement, Shunda will supply Suntech specified annual volumes of silicon wafers with a total volume of approximately 7GW from 2008 to 2020.
Products and Projects
•	Suntech introduced its Just Roof™, Light Thru™ and QuikSnap building integrated PV (BIPV) products from its MSK Solar Design Line™ to the European market at the Intersolar Technology Trade Fair 2008 held in Munich, Germany.
•	Suntech signed a two-year agreement with Enel.si, a subsidiary of Enel, Italy’s largest power utility. Under the agreement, Suntech will supply 30MW of PV modules to Enel.si in late 2008 and 2009.
Capacity Expansion
•	Suntech added 120MW of PV cell capacity to reach 660MW installed capacity in the second quarter. Suntech is on track to reach 1GW by the end of 2008, 1.4GW by year end 2009 and 2GW by year end 2010.
Acquisition
•	In June 2008, Suntech closed the transaction to acquire the remaining one-third equity interest in MSK Corporation for 1,310,328 Suntech shares in a share exchange pursuant to the relevant acquisition agreements. Suntech acquired a two-thirds equity interest in MSK Corporation in August 2006.
Industry Recognition
•	Dr. Shi was named the winner of the Banksia International Award in recognition of his outstanding contributions to environmental protection initiatives and environmental awareness. The award is the highest accolade Australia confers to an individual for environmental achievement in the global arena.

Second Quarter 2008 Results

			Non-GAAP	Non-GAAP
	Net Revenues		Gross Profit	Gross Margin
	(in $ millions)	% of Net Revenues	(in $ millions)	(%)
Standard PV Modules	$447.2	93.1%	$111.1	24.8%
Others	33.0	6.9%	7.3	22.1%
Total Net Revenues	$480.2	100%	$118.4	24.7%
Total net revenues for the second quarter of 2008 were $480.2 million, representing an increase of 51.3% from the corresponding period in 2007.
Non-GAAP gross profit for the second quarter of 2008 was $118.4 million, an increase of 76.8% year-over-year. Non-GAAP gross margin for the Company’s standard PV module business was 24.8% and non-GAAP consolidated gross margin was 24.7%. Gross margin increased from the second quarter of 2007 primarily due to an increase in the average selling price driven by strong demand for Suntech’s solar products coupled with appreciation of the Euro versus the USD.
Non-GAAP operating expenses in the second quarter of 2008 totaled $33.9 million or 7.1% of total net revenues. Operating expenses increased from the first quarter of 2008 primarily due to additional administrative expenses incurred at the newly acquired KSL-Kuttler Automation Systems GmbH.
Non-GAAP income from operations for the second quarter of 2008 was $84.4 million, an increase of 73.1% year-over-year. Non-GAAP operating margin was 17.6%.
Net interest expense was $5.2 million in the second quarter of 2008 compared to net interest expense of $4.0 million in the first quarter of 2008. The sequential increase in net interest expense was primarily due to an increase of interest expenses associated with the $575 million convertible notes offering in March 2008 and the increased short-term borrowing balance.
Net other expenses increased from $0.8 million in the first quarter of 2008 to $6.3 million in the second quarter of 2008. The increase was mainly due to the mark-to-market valuation losses associated with foreign currency derivative instruments.
Foreign currency exchange gain was $2.5 million in the second quarter of 2008 compared to a foreign currency exchange gain of $2.9 million in the first quarter of 2008. The foreign currency exchange gain in the second quarter of 2008 was primarily due to the appreciation of the CNY and Euro versus the USD coupled with an increase in Euro-denominated sales.

Non-GAAP net income for the second quarter of 2008 increased 46.0% year-over-year to $71.3 million, or $0.41 per non-GAAP diluted ADS.
On a GAAP basis, for the second quarter of 2008 gross profit was $115.8 million, an increase of 80.0% year-over-year. Gross margin for the standard PV module business was 24.5% and consolidated gross margin was 24.1% for the second quarter of 2008.
On a GAAP basis, operating expenses for the second quarter of 2008 were $38.4 million or 8.0% of total net revenues. Income from operations was $77.4 million for the second quarter of 2008, an increase of 87.4% year-over-year. Operating margin was 16.1%. Net income increased 57.9% year-over-year to $65.2 million, or $0.38 per diluted ADS.
In the second quarter of 2008, capital expenditures, which were primarily related to production capacity expansion and the construction of Suntech’s new production facilities, totaled $73.2 million and depreciation and amortization expenses totaled $9.8 million.
As of June 30, 2008, Suntech had cash and cash equivalents of $605.2 million, compared to $1,020.3 million as of March 31, 2008. The decrease of cash and cash equivalents was mainly due to cash payments for investments in upstream strategic partners, long term prepayments to suppliers and capital expenditures for plant capacity expansions. Inventory totaled $182.6 million as of June 30, 2008 compared to $178.3 million as of March 31, 2008. Accounts receivable decreased from $271.4 million as of March 31, 2008 to $218.9 million as of June 30, 2008. Days sales outstanding decreased from 57 days in the first quarter of 2008 to 41 days in the second quarter of 2008.
Business Outlook
Based on current operating conditions, Suntech expects revenues for the third quarter of 2008 to be in the range of $570 million to $580 million. GAAP consolidated gross margin in the third quarter of 2008 is expected to be in the range of 22% to 23%.
Due to robust demand coupled with strong execution, Suntech has raised full year 2008 revenue guidance from a range of $1.9 billion to $2.1 billion to a range of $2.05 billion to $2.15 billion. Suntech also increased full year 2008 PV product shipment target from 530MW to approximately 550MW. Suntech targets to reach 1GW of installed PV cell production capacity by year-end 2008.
Changes to the Board
Suntech announced the resignation of Mr. Songyi Zhang from its Board of Directors after two and a half years of service.
“Mr. Zhang played an integral role in guiding Suntech to our current world leading position in the solar industry and we are very grateful for his contribution. We wish him all the best in his future endeavors,” said Dr. Shi.

Senior Management Hires
Mr. Graham Artes, formerly Chief Operations Officer of Suntech, has assumed the roles of Managing Director of KSL Kuttler and Suntech Corporate Vice President of Engineering. Mr. Artes joined Suntech in September 2005 and has over 30 years of experience in production and operations management in the United Kingdom, Germany and China.
Mr. Johnson Chiang joined Suntech to assume Mr. Artes’ former role as Chief Operating Officer with responsibility for all aspects of manufacturing management. Prior to joining Suntech, Mr. Chiang worked in business development, manufacturing and supply chain management, and worldwide operations for Foxconn Technology Group and Solectron Corporation. Mr. Chiang holds a master’s degree in industrial engineering from the University of Texas, an MBA from Santa Clara University in California and a bachelor’s degree in industrial engineering from Chung-Yuan University in Taiwan.
Mr. Robin Chen has been appointed General Manager of Suntech to oversee all aspects of the Company’s thin film plant being constructed in Shanghai. Prior to joining Suntech, Mr. Chen managed manufacturing operations for Parlex Corporation, a Johnson Electric company. He brings more than 20 years of management experience in manufacturing operations, supply chain management and strategic planning. Mr. Chen holds an MBA from Henley Management College in the U.K. and a bachelor’s degree in automotive engineering from Tsing Hua University in Beijing.
Mr. Frank Zhang, former General Manager of Suntech’s Shanghai thin film plant, has left Suntech for personal reasons.
Mr. Philip Yue has been appointed Vice President of Value Chain Development for Suntech. Mr. Yue brings over a decade of experience in enterprise markets, outsourcing services, manufacturing, IT recruitment, and contracting from large global companies including Atos Origin, Manpower Inc. and LECCO Consultants Limited (subsequently The QUESCO Group). Mr. Yue holds an MBA from University of East Asia, Macau and a Bachelor of Science degree from University of London.
Second Quarter 2008 Conference Call Information
Suntech management will host a conference call on August 20, 2008 at 8:00a.m. Eastern Time (which corresponds to 8:00p.m. Beijing/Hong Kong Time and 1pm British Summer Time) to discuss the Company’s results.
To access the conference call, please dial +1-617-614-3473 (for U.S. callers) or +852-3002-1672 (for international callers) and ask to be connected to the Suntech earnings conference call. A live and archived webcast of the conference call will be available on Suntech’s website at http://www.suntech-power.com under Investor Center: Financial Events.

A telephonic replay of the conference call will be available until September 3, 2008 by dialing +1-617-801-6888 (passcode: 15303898).
About Suntech
Suntech Power Holdings Co., Ltd. is a world leading solar energy company as measured by both production output and capacity of solar cells and modules. Suntech is passionate about improving the environment we live in and dedicated to developing advanced solar solutions that enable sustainable development. Suntech designs, develops, manufactures, and markets a variety of high quality, cost effective and environmentally friendly solar products for electric power applications in the residential, commercial, industrial, and public utility sectors. Suntech offers one of the broadest ranges of building integrated photovoltaic (BIPV) products under the MSK Solar Design Line™. Suntech has sales offices worldwide and is a market share leader in key global solar markets. For more information, please visit http://www.suntech-power.com.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. In particular, the projected third quarter and full year 2008 data regarding sales volume, capacity, revenues, gross margin and the business outlook and quotations from management in this announcement, as well as Suntech’s strategic and operational plans, are forward-looking statements. Forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
About Non-GAAP Financial Measures
To supplement its consolidated financial results presented in accordance with GAAP, Suntech uses the following non-GAAP measures which are adjusted from the most directly comparable GAAP results to exclude items related to share-based compensation, restructuring expenses and amortization expenses incurred from the purchase price allocation effect related to the MSK Corporation and KSL-Kuttler Automation Systems GmbH acquisition. Suntech believes that non-GAAP information is useful for analysts and investors to evaluate Suntech’s future on-going performance because they enable a more meaningful comparison of Suntech’s projected cash earnings and performance with its historical results from prior periods. This information is not intended to represent funds available for Suntech’s discretionary use and is not intended to represent or to be used as a substitute for gross profit/margin, operating expenses, operating income or net income as measured under GAAP. Many analysts covering Suntech use the non-GAAP measures as well. These non-GAAP measures are not in accordance with or an alternative for GAAP financial data, the non-GAAP results should be reviewed together with the GAAP results and are not intended to serve as a substitute for results under GAAP, and may be different from non-GAAP measures used by other companies. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures” set forth at the end of this release and which shall be read together with the accompanying financial statements prepared under GAAP.
For more information, please contact:
In China:
 Rory Macpherson
 Investor Relations Director
 Suntech Power Holdings Co., Ltd.
 Tel: +86-21-6288-5574
 Email: rory@suntech-power.com
In the United States:
 Sanjay M. Hurry
 Vice President
 The Piacente Group, Inc.
 Tel: +1-212-481-2050
 Email: suntech@tpg-ir.com

Note: The quarterly consolidated income statements are unaudited. The condensed consolidated balance sheets are derived from Suntech’s unaudited consolidated financial statements.
SUNTECH POWER HOLDINGS CO., LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
(In $’000)

	As of	As of
	March 31,	June 30,
	2008	2008
ASSETS
Current assets:
Cash and cash equivalents	1,020,259	605,180
Restricted cash	97,646	115,712
Inventories	178,262	182,574
Accounts receivable	271,382	218,867
Value-added tax recoverable	108,650	143,034
Advances to suppliers	82,400	49,004
Short-term investments	67,854	147,594
Other current assets	82,896	112,992

Total current assets	1,909,349	1,574,957

Property, plant and equipment, net	329,108	411,995
Intangible assets, net	107,076	157,633
Goodwill	33,973	75,355
Investments in affiliates	—	123,363
Long-term prepayments	184,797	186,721
Long-term loan to a supplier	83,144	83,479
Amount due from related parties	—	270,457
Other non-current assets	94,530	110,611

TOTAL ASSETS	2,741,977	2,994,571

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term bank borrowings	442,612	556,071
Accounts payable	73,102	75,853
Other current liabilities	96,679	114,231

Total current liabilities	612,393	746,155

Long-term bank borrowings	12,965	9,609
Convertible notes	1,075,000	1,075,000
Accrued warranty costs	27,074	32,599
Other long-term liabilities	31,026	47,844

Total liabilities	1,758,458	1,911,207

Minority interest	18,335	6,351

Total shareholders’ equity	965,184	1,077,013

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,741,977	2,994,571

SUNTECH POWER HOLDINGS CO., LTD.
CONSOLIDATED INCOME STATEMENTS
(In $’000, except share, per share, and per ADS data)

	Three months ended	Three months ended	Three months ended
	June 30	March 31	June 30
	2007	2008	2008
Total net revenues	317,377	434,514	480,179
Total cost of revenues	253,044	338,107	364,382

Gross profit	64,333	96,407	115,797

Selling expenses	6,961	15,273	14,751
General and administrative expenses	11,899	16,499	20,318
Research and development expenses	4,171	2,792	3,310

Total operating expenses	23,031	34,564	38,379

Income from operations	41,302	61,843	77,418

Interest expenses	(6,005)	(9,008)	(13,866)
Interest income	8,811	5,041	8,653
Foreign exchange gain (loss)	(2,120)	2,906	2,493
Other income (expense)	2,132	(803)	(6,329)

Income before income taxes	44,120	59,979	68,369
Tax provision	(2,425)	(5,523)	(3,517)

Net income after taxes before minority interest and equity in earnings of affiliates	41,695	54,456	64,852
Minority interest	(515)	1,346	355
Equity in earnings of affiliates	123	—	—

Net income	41,303	55,802	65,207

Net income per share and per ADS:
- Basic	0.27	0.36	0.42
- Diluted	0.25	0.33	0.38

Shares and ADSs used in computation:
- Basic	151,143,225	153,124,488	153,935,960
- Diluted	168,862,744	173,770,151	185,244,933

Each ADS represents one ordinary share

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*)
(in $        millions, except margin data, per share and per ADS data, unaudited)

	Three months ended June 30, 2008
	Suntech Group	Share-based	Effect of Purchase	Restructuring	Suntech Group
	GAAP Results	Compensation	Price Allocation	Expenses	Non-GAAP Results
Gross profit	64.3	2.6	—	—	66.9

Gross margin	20.3%				21.1%

Income from operations	41.3	7.1	0.4	—	48.8
Income from operations margin	13.0%				15.4%

Net income attributable to holders of ordinary shares	41.3	7.1	0.4	0.1	48.9

Net income margin	13.0%				15.4%

Net income per share and per ADS
-Basic	0.27				0.32
-Diluted	0.25				0.29

	Three months ended March 31, 2008
		Share-based	Effect of Purchase	Restructuring
	GAAP Results	Compensation	Price Allocation	Expenses	Non-GAAP Results
Gross profit	96.4	1.5	—	—	97.9
Gross margin	22.2%				22.5%

Income from operations	61.8	4.3	0.8	—	66.9
Income from operations margin	14.2%				15.4%

Net income	55.8	4.3	0.5	—	60.6
Net income margin	12.8%				13.9%

Net income per share and per ADS
-Basic	0.36				0.40
-Diluted	0.33				0.35

	Three months ended June 30, 2008
		Share-based	Effect of Purchase	Restructuring
	GAAP Results	Compensation	Price Allocation	Expenses	Non-GAAP Results
Gross profit	115.8	1.5	1.1	—	118.4
Gross margin	24.1%				24.7%

Income from operations	77.4	4.3	2.7	—	84.4
Income from operations margin	16.1%				17.6%

Net income	65.2	4.3	1.8	—	71.3
Net income margin	13.6%				14.9%

Net income per share and per ADS
-Basic	0.42				0.46
-Diluted	0.38				0.41

(*) The adjustment is for share-based compensation, restructuring expenses and the amortization expenses incurred from purchase price allocation related to the acquisitions of MSK Corporation and KSL-Kuttler Automation Systems GmbH.